Exhibit 99.2

FREESEAS INC.

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 8, 2016

PROXY STATEMENT

TIME, DATE AND PLACE OF SPECIAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at a Special Meeting of Shareholders (the “Special Meeting”) to be held at the principal executive offices of FreeSeas Inc. at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece , at 17:00 Greek time/10:00 am Eastern Standard Time, on April 8, 2016, and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Special Meeting.

The approximate date this Proxy Statement is being sent to shareholders is March 18, 2016. Shareholders should review the information provided herein in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2014, which accompanies this Proxy Statement. Our principal executive offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, and our telephone number is 011-30-210-452-8770.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Special Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Special Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Special Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Morrow & Co., LLC a fee of approximately $6,000, plus costs and expenses, relating to the solicitation of proxies for the Special Meeting.

PURPOSE OF THE SPECIAL MEETING

At the Special Meeting, our shareholders will consider and vote upon the following matter:

1. To consider and vote upon a proposal to grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-200 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-200, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting.

2. To ratify the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with (i) a securities purchase agreement between the Company and MTR3S Holding Ltd., dated March 1, 2016 (the “March 2016 Private Placement”); (ii) a debt settlement agreement and release between the Company and Intermodal Shipbrokers Co., dated January 19, 2016 (the “Intermodal Private Placement”); (iii) a securities purchase agreement between the Company and Mordechai Vizel, dated January 19, 2016 (the “Vizel Private Placement”); (iv) a securities purchase agreement between the Company and Alpha Capital Anstalt, dated January 6, 2016 (the “Alpha Private Placement”); (v) a debt settlement agreement between the Company and Sichenzia Ross Friedman Ference LLP, dated October 7, 2015 (the “October 2015 Private Placement”); and (vi) a securities purchase agreement between the Company and Service Trading Company, LLC, dated August 20, 2015 (the “August 2015 Private Placement”, and collectively with the March 2016 Private Placement, the Intermodal Private Placement, the Vizel Private Placement, the Alpha Private Placement, and the October 2015 Private Placement, the “Private Placements”);

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3. To approve the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with the following potential future transactions: (i) one or multiple purchase agreements for the sale of common stock or securities convertible into common stock up to $2 million for working capital at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting (the “Future Working Capital Private Placement”), (ii) one or multiple debt settlement agreements for the sale of common stock or securities convertible into common stock of up to $6 million for the settlement of trade or bank debt at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting (the “Future Debt Settlement Private Placement”), and (iii) a purchase agreement for the sale of common stock or securities convertible into common stock up to $15 million for asset acquisitions at a discount to the market price of up to 65%, to be entered into within 180 days of the Special Meeting (the “Future Asset Acquisition Private Placement”, and collectively with the Future Working Capital Private Placement and the Future Debt Settlement Private Placement, the “Future Private Placements”);

Unless contrary instructions are indicated on your proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted in favor of the proposals described in the Notice of Special Meeting. The Board of Directors knows of no other business that may properly come before the Special Meeting; however, if other matters properly come before the Special Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a shareholder specifies a different choice by means of the shareholder’s proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors previously set the close of business on March 14, 2016 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Special Meeting. As of the record date, there were 104,074,720 shares of our common stock that are entitled to be voted at the Special Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Special Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Special Meeting is necessary to constitute a quorum.

The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Special Meeting will be required to approve the granting of discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-200 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-200, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting, and for any other proposals that may come before the Special Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Special Meeting, a majority of the shares so represented may adjourn the Special Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Special Meeting will be required to approve the ratification of the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with each of the respective Private Placements and the Future Private Placements.

Prior to the Special Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Special Meeting and will be counted as votes cast at the Special Meeting, but will not be counted as votes cast for or against any given matter.

PROPOSAL 1: REVERSE SPLIT OF THE COMMON STOCK OF THE COMPANY

Our board of directors has adopted resolutions (1) declaring that submitting an amendment to the Company’s Articles of Incorporation to effect the Reverse Stock Split of our issued and outstanding common stock, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our common stock for their approval.

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The form of the proposed amendment to the Company’s Articles of Incorporation to effect reverse stock splits of our issued and outstanding common stock will be substantially as set forth on Appendix A (subject to any changes required by applicable law). Approval of the proposal would permit (but not require) our Board of Directors to effect one or more reverse stock splits of our issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-two hundred, with the exact ratio to be set at a number within this range as determined by our Board of Directors in its sole discretion, provided that the Board of Directors determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Marshall Islands no later than one year after the date of our Special Meeting. The Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds one-for-two hundred. We believe that enabling our Board of Directors to set the ratio within the stated range will provide us with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for our shareholders. In determining a ratio, if any, following the receipt of shareholder approval, our Board of Directors may consider, among other things, factors such as:

●	the continuing listing requirements of various stock exchanges;

●	the historical trading price and trading volume of our common stock;

●	the number of shares of our common stock outstanding;

●	the then-prevailing trading price and trading volume of our common stock and the anticipated impact of the Reverse Stock Split on the trading market for our common stock;

●	the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

●	prevailing general market and economic conditions.

Our board of directors reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

Depending on the ratio for the Reverse Stock Split determined by our board of directors, no less than two and no more than two hundred shares of existing common stock, as determined by our board of directors, will be combined into one share of common stock. The Company shall not effect Reverse Stock Splits that, in the aggregate, exceed one-for-two hundred. Our Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by holder entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle holders to receive from the Company transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The amendment to our Articles of Incorporation to effect a Reverse Stock Split, if any, will include only the reverse split ratio determined by our Board of Directors to be in the best interests of our shareholders and all of the other proposed amendments at different ratios will be abandoned.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

On March 2, 2016, the Company received notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC (the “Staff”) indicating that unless the Company timely requests a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”), its securities would be subject to delisting from The Nasdaq Capital Market based upon its non-compliance with the minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2), and concerns raised by the Staff, pursuant to the Staff’s discretionary authority under Nasdaq Listing Rule 5101, regarding the Company’s ability to remedy the bid price deficiency in light of dilution that may occur from financing transactions.

The Company has timely requested a hearing before the Panel, at which hearing it will present its plan to regain and sustain compliance with the bid price requirement and otherwise address the Staff’s concerns in connection therewith. The Company’s request for a hearing has stayed any delisting action and the Company’s common stock will continue to trade on The Nasdaq Capital Market pending the issuance of the Panel’s decision following the hearing and the expiration of any extension granted by the Panel.

Our board of directors is submitting multiple Reverse Stock Splits to our stockholders for approval with the primary intent of increasing the market price of our common stock to enhance our ability to meet the continuing listing requirements of the NASDAQ Capital Market and to make our common stock more attractive to a broader range of institutional and other investors. Except for the conversion of outstanding convertible securities (which conversion would be at the option of the respective holders), the Company currently does not have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the Reverse Stock Split. In addition to increasing the market price of our common stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below. Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Splits is in the Company’s and our stockholders’ best interests.

We believe that the Reverse Stock Split will enhance our ability to maintain the necessary price for continued listing on the NASDAQ Capital Market. The NASDAQ Capital Market requires, among other items, an initial bid price of least $4.00 per share and following initial listing, maintenance of a continued price of at least $1.00 per share. Reducing the number of outstanding shares of our common stock should, absent other factors, increase the per share market price of our common stock, although we cannot provide any assurance that our minimum bid price would remain following the Reverse Stock Split over the minimum bid price requirement of any such stock exchange. We can provide no assurance, that even if our common stock price remains over the minimum bid price, we will succeed in addressing the Staff’s concerns such that our common stock will remain listed on the NASDAQ Capital Market.

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Additionally, we believe that the Reverse Stock Split will make our common stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our common stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. We believe that the Reverse Stock Split will make our common stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of our common stock.

Reducing the number of outstanding shares of our common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our common stock. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock. As a result, there can be no assurance that the Reverse Stock Splits, if completed, will result in the intended benefits described above, that the market price of our common stock will increase following the Reverse Stock Splits or that the market price of our common stock will not decrease in the future. Additionally, we cannot assure you that the market price per share of our common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of our common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders, would become effective upon the filing or such later time as specified in the filing (the “Effective Time”) of a certificate of amendment to our Articles of Incorporation with the Registrar of Corporation of the Marshall Islands. The exact timing of the filing of the certificate of amendment that will effect the Reverse Stock Split will be determined by our board of directors based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders. In addition, our board of directors reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the amendment to the Company’s Articles of Incorporation, our board of directors, in its sole discretion, determines that it is no longer in our best interest and the best interests of our stockholders to proceed with the Reverse Stock Split. If a certificate of amendment effecting the Reverse Stock Split has not been filed with the Registrar of Corporations of the Marshall Islands within one year from the Special Meeting, our board of directors will abandon the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding common stock

Depending on the ratio for the Reverse Stock Split determined by our Board of Directors, a minimum of two and a maximum of two hundred shares in aggregate of existing common stock will be combined into one new share of common stock. Based on 104,074,720 shares of common stock issued and outstanding as of the record date, immediately following the reverse split the Company would have approximately 52,037,360 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-2, approximately 1,040,747 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-100, and approximately 520,374 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-200, which is the aggregate ratio allowed under this proposal. Any other ratios selected within such range would result in a number of shares of common stock issued and outstanding following the transaction between 520,374 and 52,037,360 shares.

The actual number of shares issued after giving effect to the Reverse Stock Split, if implemented, will depend on the reverse stock split ratio and the number of reverse stock splits, if any, that are ultimately determined by our board of directors.

The Reverse Stock Split will affect all holders of our common stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “- Fractional Shares,” record holders of common stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will be rounded up to the next whole number. In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the Effective Time, our common stock will have new Committee on Uniform Securities Identification Procedures (CUSIP) numbers, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below. After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common stock will continue to be listed on the NASDAQ Capital Market under the symbol “FREE”, subject to any decision of our Board of Directors to list our securities on another stock exchange and the outcome of our planned hearing before the Panel, as discussed above. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” as described by Rule 13e-3 under the Exchange Act.

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After the effective time of the Reverse Stock Split, the post-split market price of our common stock may be less than the pre-split price multiplied by the Reverse Stock Split ratio. In addition, a reduction in number of shares outstanding may impair the liquidity for our common stock, which may reduce the value of our common stock.

Authorized Shares of common stock

The Reverse Stock Split will not change the number of authorized shares of the Company’s common stock under the Company’s Articles of Incorporation. Because the number of issued and outstanding shares of common stock will decrease, the number of shares of common stock remaining available for issuance will increase. Under our Articles of Incorporation, as amended, our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. Except for the conversion of outstanding convertible securities (which conversion would be at the option of the respective holders), the Company does not currently have any plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock.

By increasing the number of authorized but unissued shares of common stock, the Reverse Stock Split could, under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board of Directors. For example, it may be possible for the Board of Directors to delay or impede a takeover or transfer of control of the Company by causing such additional authorized but unissued shares to be issued to holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company or its shareholders. The Reverse Stock Split therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts the reverse split may limit the opportunity for the Company’s shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The Reverse Stock Split may have the effect of permitting the Company’s current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company’s business. However, the Board of Directors is not aware of any attempt to take control of the Company and the Board of Directors has not approved the Reverse Stock Split with the intent that it be utilized as a type of anti-takeover device.

Beneficial Holders of common stock (i.e. stockholders who hold in street name)

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split. Stockholders who hold shares of our common stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of common stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of our registered holders of common stock may hold some or all of their shares electronically in book-entry form with the transfer agent. These stockholders do not have stock certificates evidencing their ownership of the common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Stock Split common stock, subject to adjustment for treatment of fractional shares.

Holders of Certificated Shares of common stock

Stockholders holding shares of our common stock in certificated form will be sent a transmittal letter by our transfer agent after the Effective Time. The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our common stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split common stock (the “New Certificates”). No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. Stockholders will then receive a New Certificate(s) representing the number of whole shares of common stock that they are entitled as a result of the Reverse Stock Split, subject to the treatment of fractional shares described below. Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split common stock to which these stockholders are entitled, subject to the treatment of fractional shares. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates. If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

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The Company expects that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. No service charges will be payable by holders of shares of common stock in connection with the exchange of certificates. All of such expenses will be borne by the Company.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

The Company does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by shareholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board of Directors determines to arrange for the disposition of fractional interests by shareholders entitled thereto or to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, shareholders who would otherwise hold fractional shares because the number of shares of common stock they hold before the Reverse Stock Split is not evenly divisible by the ratio ultimately selected by the Board of Directors will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from either: (i) the Company, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, upon due surrender of any certificate previously representing a fractional share, in an amount equal to such holder’s fractional share based upon the volume weighted average price of the common stock as reported on The NASDAQ Capital Market, or other principal market of the common stock, as applicable, as of the date the Reverse Stock Split is effected; or (ii) the transfer agent, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of all old certificate(s), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the transfer agent of all fractional shares otherwise issuable. If the Board of Directors determines to dispose of fractional interests pursuant to clause (ii) above, the Company expects that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. In this event, such holders would be entitled to an amount equal to their pro rata share of the proceeds of such sale. The Company will be responsible for any brokerage fees or commissions related to the transfer agent's open market sales of shares that would otherwise be fractional shares.

The ownership of a fractional share interest following the Reverse Stock Split will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

Shareholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the effective time of the Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by the Company or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, shareholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the transfer agent's instructions, will have to seek to obtain such funds directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Awards and Units, Warrants, and Convertible or Exchangeable Securities

Based upon the reverse stock split ratio determined by the board of directors, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of common stock. This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of common stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split. The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares. The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the reverse stock split ratio determined by the board of directors, subject to our treatment of fractional shares.

Accounting Matters

The proposed amendment to the Company’s Articles of Incorporation will not affect the par value of our common stock per share, which will remain $0.001 par value per share. As a result, as of the Effective Time, the stated capital attributable to common stock and the additional paid-in capital account on our balance sheet will not change due to the Reverse Stock Split. Reported per share net income or loss will be higher because there will be fewer shares of common stock outstanding.

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Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our common stock

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our common stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our common stock (a “U.S. holder”). A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person. An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder. This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our common stock as “capital assets” (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, a stockholder generally will not recognize gain or loss on the Reverse Stock Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Stock Split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the Reverse Stock Split.

No Appraisal Rights

Under Marshall Islands law and our charter documents, holders of our common stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF INCORPORATION TO AUTHORIZE A REVERSE STOCK SPLIT OF OUR ISSUED AND OUTSTANDING COMMON STOCK.

PROPOSAL 2:

RATIFICATION OF POTENTIAL ISSUANCE OF MORE THAN 20% OF THE COMPANY’S ISSUED AND OUTSTANDING COMMON STOCK AT A PRICE THAT IS LESS THAN THE GREATER OF BOOK OR MARKET VALUE IN ACCORDANCE WITH MARCH 2016 PRIVATE PLACEMENT, INTERMODAL PRIVATE PLACEMENT, VIZEL PRIVATE PLACEMENT, ALPHA PRIVATE PLACEMENT, OCTOBER 2015 PRIVATE PLACMENT, AND AUGUST 2015 PRIVATE PLACEMENT

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Terms of the Transaction—March 2016 Private Placement

On March 1, 2016, the Company entered into a Securities Purchase Agreement (the “March 2016 Purchase Agreement”) with MTR3S Holding Ltd. (“MTR3S”) pursuant to which the Company sold a $500,000 principal amount convertible note (the “March 2016 Note”) to MTR3S for gross proceeds of $500,000 (the “March 2016 Private Placement”). The March 2016 Purchase Agreement closed on March 2, 2016.

The March 2016 Note will mature on the one year anniversary of the closing date and bears interest at the rate of 8% per year, which will be payable on the maturity date or any redemption date and may be paid, in certain conditions, through the issuance of shares, at the discretion of the Company.

The March 2016 Note is convertible into shares of the Company’s common stock at a conversion price equal to the lesser of (i) $0.23 and (ii) 60% of the lowest volume weighted average price of the common stock during the 21 trading days prior to the conversion date, provided, however, that the total number of shares of common stock issuable upon conversion of the March 2016 Note will not exceed 45,045,045.

If an event of default under the March 2016 Note occurs, upon the request of the holder of the March 2016 Note, the Company will be required to redeem all or any portion of the March 2016 Note (including all accrued and unpaid interest), in cash, at a price equal to the greater of (i) up to 127.5% of the amount being converted, depending on the nature of the default, and (ii) the product of (a) the number of shares of common stock issuable upon conversion of the March 2016 Note, times (b) 127.5% of the highest closing sale price of the common stock during the period beginning on the date immediately preceding such event of default and ending on the trading day that the redemption price is paid by the Company.

The Company has the right, at any time, to redeem all, but not less than all, of the outstanding March 2016 Note, upon not less than 30 days nor more than 90 days prior written notice. The redemption price shall equal 127.5% of the amount of principal and interest being redeemed.

The March 2016 Note may not be converted to common stock to the extent such conversion would result in the holder and its affiliates beneficially owning more than 4.99% of the common stock.

So long as the March 2016 Note is outstanding, the Company is prohibited from entering into any transaction to (i) sell any common stock or securities convertible into or exercisable for the Company’s common stock pursuant to (A) Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), (B) Section 3(a)(9) of the Securities Act or (C) Section 3(a)(10) of the Securities Act or (ii) sell securities at a future determined price, including, without limitation, an “equity line of credit” or an “at the market offering.”

Terms of the Transaction—Intermodal Private Placement

On January 19, 2016, the Company entered into and closed a debt settlement agreement and release (the “Intermodal Debt Settlement Agreement”) with Intermodal Shipbrokers Co. (“Intemodal”), pursuant to which, the Company sold a $84,000 principal amount convertible note (the “Intermodal Note”) to Intermodal in full satisfaction of $84,000 owed to Intermodal for services and/or goods (the “Intermodal Private Placement”).

The Intermodal Note will mature on the one year anniversary of the closing date and bears interest at the rate of 8% per year, which will be payable on the maturity date or any redemption date and may be paid, in certain conditions, through the issuance of shares, at the discretion of the Company.

The Intermodal Note is convertible into shares of the Company’s common stock at a conversion price equal to the lower of $0.05 or the lowest volume weighted average price of the common stock during the 21 trading days prior to the conversion date.

If an event of default under the Intermodal Note occurs, upon the request of the holder of the Intermodal Note, the Company will be required to redeem all or any portion of the Intermodal Note (including all accrued and unpaid interest), in cash, at a price equal to the greater of (i) up to 127.5% of the amount being converted, depending on the nature of the default, and (ii) the product of (a) the number of shares of common stock issuable upon conversion of the Intermodal Note, times (b) 127.5% of the highest closing sale price of the common stock during the period beginning on the date immediately preceding such event of default and ending on the trading day that the redemption price is paid by the Company.

The Company has the right, at any time, to redeem all, but not less than all, of the outstanding Intermodal Note, upon not less than 30 days nor more than 90 days prior written notice. The redemption price shall equal 127.5% of the amount of principal and interest being redeemed.

The Intermodal Note may not be converted to common stock to the extent such conversion would result in the holder and its affiliates beneficially owning more than 4.99% of the common stock.

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Terms of the Transaction—Vizel Private Placement

On January 19, 2016, the Company entered into and closed a securities purchase agreement (the “Vizel Purchase Agreement”) with Mordechai Vizel (“Vizel”), pursuant to which, the Company sold a $112,000 principal amount convertible note (the “Vizel Note”) to Vizel for gross proceeds of $100,000 (reflecting a $12,000 original issue discount) (the “Vizel Private Placement”).

The Vizel Note will mature on the one year anniversary of the closing date and bears interest at the rate of 8% per year, which will be payable on the maturity date or any redemption date and may be paid, in certain conditions, through the issuance of shares, at the discretion of the Company.

The Vizel Note is convertible into shares of the Company’s common stock at a conversion price equal to the lesser of (i) $1.44 and (ii) 60% of the lowest volume weighted average price of the common stock during the 21 trading days prior to the conversion date.

If an event of default under the Vizel Note occurs, upon the request of the holder of the Vizel Note, the Company will be required to redeem all or any portion of the Vizel Note (including all accrued and unpaid interest), in cash, at a price equal to the greater of (i) up to 127.5% of the amount being converted, depending on the nature of the default, and (ii) the product of (a) the number of shares of common stock issuable upon conversion of the Vizel Note, times (b) 127.5% of the highest closing sale price of the common stock during the period beginning on the date immediately preceding such event of default and ending on the trading day that the redemption price is paid by the Company.

The Company has the right, at any time, to redeem all, but not less than all, of the outstanding Vizel Note, upon not less than 30 days nor more than 90 days prior written notice. The redemption price shall equal 127.5% of the amount of principal and interest being redeemed.

The Vizel Note may not be converted to common stock to the extent such conversion would result in the holder and its affiliates beneficially owning more than 4.99% of the common stock.

Terms of the Transaction—Alpha Private Placement

On January 6, 2016, the Company entered into a securities purchase agreement (the “Alpha Purchase Agreement”) with Alpha Capital Anstalt (“Alpha”), pursuant to which, the Company sold a $250,000 principal amount convertible note (the “Alpha Note”) to Alpha for gross proceeds of $250,000 (the “Alpha 2016 Private Placement”). The Alpha Private Placement closed on January 15, 2016.

The Alpha Note will mature on the one year anniversary of the closing date and bears interest at the rate of 8% per year, which will be payable on the maturity date or any redemption date and may be paid, in certain conditions, through the issuance of shares, at the discretion of the Company.

The Alpha Note is convertible into shares of the Company’s common stock at a conversion price equal to 60% of the lowest volume weighted average price of the common stock during the 21 trading days prior to the conversion date.

If an event of default under the Alpha Note occurs, upon the request of the holder of the Alpha Note, the Company will be required to redeem all or any portion of the Alpha Note (including all accrued and unpaid interest), in cash, at a price equal to the greater of (i) up to 127.5% of the amount being converted, depending on the nature of the default, and (ii) the product of (a) the number of shares of common stock issuable upon conversion of the Alpha Note, times (b) 127.5% of the highest closing sale price of the common stock during the period beginning on the date immediately preceding such event of default and ending on the trading day that the redemption price is paid by the Company.

The Company has the right, at any time, to redeem all, but not less than all, of the outstanding Alpha Note, upon not less than 30 days nor more than 90 days prior written notice. The redemption price shall equal 127.5% of the amount of principal and interest being redeemed.

The Alpha Note may not be converted to common stock to the extent such conversion would result in the holder and its affiliates beneficially owning more than 4.99% of the common stock.

Terms of the Transaction—October 2015 Private Placement

On October 7, 2015, the Company entered into and closed a debt settlement agreement with Sichenzia Ross Friedman Ference LLP (“SRFF”), pursuant to which, the Company sold a $92,216 principal amount convertible note (the “October 2015 Note”) to SRFF in full satisfaction of $92,216 owed to SRFF for legal services (the “October 2015 Private Placement”).

The October 2015 Note will mature on the one year anniversary of the closing date and bears interest at the rate of 8% per year, which will be payable on the maturity date or any redemption date and may be paid, in certain conditions, through the issuance of shares, at the discretion of the Company.

The October 2015 Note is convertible into shares of the Company’s common stock at a conversion price equal to the lesser of (i) $54.24 and (ii) 60% of the lowest volume weighted average price of the common stock during the 21 trading days prior to the conversion date.

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If an event of default under the October 2015 Note occurs, upon the request of the holder of the October 2015 Note, the Company will be required to redeem all or any portion of the October 2015 Note (including all accrued and unpaid interest), in cash, at a price equal to the greater of (i) up to 127.5% of the amount being converted, depending on the nature of the default, and (ii) the product of (a) the number of shares of common stock issuable upon conversion of the October 2015 Note, times (b) 127.5% of the highest closing sale price of the common stock during the period beginning on the date immediately preceding such event of default and ending on the trading day that the redemption price is paid by the Company.

The Company has the right, at any time, to redeem all, but not less than all, of the outstanding October 2015 Note, upon not less than 30 days nor more than 90 days prior written notice. The redemption price shall equal 127.5% of the amount of principal and interest being redeemed.

The October 2015 Note may not be converted to common stock to the extent such conversion would result in the holder and its affiliates beneficially owning more than 4.99% of the common stock.

Terms of the Transaction—August 2015 Private Placement

On August 20, 2015, the Company entered into and closed a securities purchase agreement (the “August 2015 Purchase Agreement”) with Service Trading Company, LLC (“Service Trading”), pursuant to which, the Company sold a $37,800 principal amount convertible note (the “August 2015 Note”) to Service Trading for gross proceeds of $35,000 (reflecting a $2,800 original issue discount) (the “August 2015 Private Placement”).

The August 2015 Note will mature on the one year anniversary of the closing date and bears interest at the rate of 8% per year, which will be payable on the maturity date or any redemption date and may be paid through the issuance of shares, at the discretion of the Company.

The August 2015 Note is convertible into shares of the Company’s common stock at a conversion price equal to 65% of the lowest trading price of the common stock during the 20 prior trading days prior to the conversion date.

The Company has the right, within 180 days of the closing date, to redeem the outstanding August 2015 Note, subject to prepayment premiums of between 18% and 48%.

Why the Company Is Seeking Shareholder Approval for Potential Issuances Under Private Placements and Future Private Placements

As discussed above, on March 2, 2016, the Company received notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC (the “Staff”) indicating that unless the Company timely requests a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”), its securities would be subject to delisting from The Nasdaq Capital Market based upon its non-compliance with the minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2), and concerns raised by the Staff, pursuant to the Staff’s discretionary authority under Nasdaq Listing Rule 5101, regarding the Company’s ability to remedy the bid price deficiency in light of dilution that may occur from financing transactions. The Company has timely requested a hearing before the Panel, at which hearing it will present its plan to regain and sustain compliance with the bid price requirement and otherwise address the Staff’s concerns in connection therewith.

Rule 5635 of the NASDAQ Stock Market requires shareholder approval of a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. As a result of the variable conversion price of the notes issued in the Private Placements as described above, the Private Placements may result in issuances or potential issuances of 20% or more of our outstanding common stock at a price that is less than the greater of book or market value. Although, as a foreign private issuer, Rule 5635 does not apply to the Company, the Company believes obtaining shareholder ratifications of such potential issuances under the Private Placements, as well as for potential issuances under the Future Private Placements as described below, will increase the likelihood of the Company succeeding in addressing the Staff’s concerns such that the Company’s common stock will remain listed on the NASDAQ Capital Market. The Company can provide no assurance that, even if shareholders approve each of the proposals set forth in this proxy statement, the Company’s common stock will remain listed on the NASDAQ Capital Market.

Effect of Proposal 2

The Company is voluntarily seeking shareholder ratification of potential issuances of more than 20% of the outstanding common stock at a price less than the greater of book or market value under the Private Placements. Such ratifications by shareholders will not affect the Company’s obligations under the respective notes to potentially issue more than 20% of the outstanding common stock at a price less than the greater of book or market value.

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In evaluating Proposals 2 and 3, shareholders should also consider the following risk factors:

The variable conversion price feature of the notes could require us to issue an essentially unlimited number of shares, which will cause dilution to our existing stockholders.

The conversion price of the notes under the Private Placements, and potentially under securities issuable upon the Future Private Placements, is or may be based on the market price of the common stock, as described in this proxy statement. The number of shares of common stock issuable upon conversion of the notes will increase if the market price of our stock declines, which will cause dilution to our existing stockholders. Thus, our obligation to issue shares upon conversion of the notes could greatly increase.

The variable conversion price feature of the notes may encourage investors to make short sales in our common stock, which could have a depressive effective on the price of our common stock, and make it more difficult for us to raise additional funds.

The downward pressure on the price of the common stock as holders of our notes convert and sell material amounts of common stock could encourage short sales by investors. Short sales by investors could place further downward pressure on the price of the common stock. The holders of our notes could sell common stock into the market in anticipation of covering the short sale by converting their securities, which could cause the further downward pressure on the stock price. In addition, not only the sale of shares issued upon conversion of notes, but also the mere perception that these sales could occur, may adversely affect the market price of the common stock. A lower price of our stock would make it more difficult for us to raise additional funds.

The issuance of shares upon conversion of the notes may cause immediate and substantial dilution to our existing stockholders.

The issuance of shares upon conversion of the notes may result in substantial dilution to the interests of other stockholders since the investors may ultimately convert and sell the full amount issuable on conversion. Although certain of the investors may not convert their notes if such conversion would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent such investors from converting some of their holdings and then converting additional holdings. In this way, the investors could sell more than this limit while never holding more than this limit. Except for certain limitations under the March 2016 Private Placement, there is no upper defined limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock.

Further Information.  The terms of the March 2016 Purchase Agreement and the March 2016 Note are complex and only briefly summarized above. For further information, please refer to the descriptions contained in the Company’s Report on Form 6-K filed with the SEC on March 4, 2016, and the transaction documents filed as exhibits to such report. The discussion herein is qualified in its entirety by reference to such filed transaction documents.

The terms of the Alpha Purchase Agreement and the Alpha Note are complex and only briefly summarized above. For further information, please refer to the descriptions contained in the Company’s Report on Form 6-K filed with the SEC on January 19, 2016, and the transaction documents filed as exhibits to such report. The discussion herein is qualified in its entirety by reference to such filed transaction documents.

RECOMMENDATION OF THE BOARD FOR PROPOSAL 2:

THE BOARD RECOMMENDS A VOTE FOR RATIFICATION OF POTENTIAL ISSUANCE OF MORE THAN 20% OF THE COMPANY’S ISSUED AND OUTSTANDING COMMON STOCK AT A PRICE THAT IS LESS THAN THE GREATER OF BOOK OR MARKET VALUE IN ACCORDANCE WITH MARCH 2016 PRIVATE PLACEMENT, INTERMODAL PRIVATE PLACEMENT, VIZEL PRIVATE PLACEMENT, ALPHA PRIATE PLACEMENT, OCTOBER 2015 PRIVATE PLACEMENT, AND AUGUST 2015 PRIVATE PLACEMENT

PROPOSAL 3:

APPROVAL OF POTENTIAL ISSUANCE OF MORE THAN 20% OF THE COMPANY’S ISSUED AND OUTSTANDING COMMON STOCK AT A PRICE THAT IS LESS THAN THE GREATER OF BOOK OR MARKET VALUE IN ACCORDANCE WITH FUTURE WORKING CAPITAL PRIVATE PLACEMENT, FUTURE DEBT SETTLEMENT PRIVATE PLACEMENT AND FUTURE ASSET ACQUISTION PRIVATE PLACEMENT

Terms of the Transactions

The Company is voluntarily seeking shareholder approval for the following potential future transactions: (i) one or multiple purchase agreements for the sale of common stock or securities convertible into common stock up to $2 million for working capital at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting (the “Future Working Capital Private Placement”), (ii) one or multiple debt settlement agreements for the sale of common stock or securities convertible into common stock of up to $6 million for the settlement of trade or bank debt at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting (the “Future Debt Settlement Private Placement”), and (iii) a purchase agreement for the sale of common stock or securities convertible into common stock up to $15 million for asset acquisitions at a discount to the market price of up to 65%, to be entered into within 180 days of the Special Meeting (the “Future Asset Acquisition Private Placement”, and collectively with the Future Working Capital Private Placement and the Future Debt Settlement Private Placement, the “Future Private Placements”).

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The specific terms of any Future Private Placement will be negotiated between the Company and the respective counterparties, subject to the parameters set forth above.

Effect of Proposal 3

The Company is voluntarily seeking shareholder approval for the Future Private Placements. The vote of the shareholders on proposal 3 will not be binding on the Company, but the Company’s board of directors will consider the vote in determining whether to enter into any Future Private Placement.

RECOMMENDATION OF THE BOARD FOR PROPOSAL 3:

THE BOARD RECOMMENDS A VOTE FOR APPROVAL OF POTENTIAL ISSUANCE OF MORE THAN 20% OF THE COMPANY’S ISSUED AND OUTSTANDING COMMON STOCK AT A PRICE THAT IS LESS THAN THE GREATER OF BOOK OR MARKET VALUE IN ACCORDANCE WITH FUTURE WORKING CAPITAL PRIVATE PLACEMENT, FUTURE DEBT SETTLEMENT PRIVATE PLACEMENT AND FUTURE ASSET ACQUISITION PRIVATE PLACEMENT

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MANAGEMENT

Set forth below is certain information concerning our directors and our executive officers:

			Term
Name	Age	Position	Expires
Ion G. Varouxakis	44	Chairman of the Board of Directors, Chief Executive Officer and President	2017
Kostas Koutsoubelis	60	Chief Operating Officer	-
Dimitris Papadopoulos	70	Chief Financial Officer and Treasurer	-
Dimitris Filippas	38	Deputy Chief Financial Officer	-
Maria Badekas	43	Secretary	-
Keith Bloomfield	44	Director	2016
Xenophon Galinas	58	Director	2018
Focko Nauta	57	Director	2016
Dimitrios Panagiotopoulos	54	Director	2017

Ion G. Varouxakis is one of our founders and is the Chairman of our Board of Directors. He also serves as our President and Chief Executive Officer. In 2003, Mr. Varouxakis founded Free Bulkers, the beginning of a single-vessel, self-financed entrepreneurial venture that led to FreeSeas’ founding and NASDAQ listing in 2005. Prior to founding Free Bulkers, Mr. Varouxakis held since 1997 management positions in private shipping companies operating in the drybulk sector. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a Bachelor of Science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is a member of the Hellenic Committee of the Korean Register of Shipping, a member of the Hellenic and Black Sea Committee of Bureau Veritas and an officer of the reserves of the Hellenic Army.

Kostas Koutsoubelis joined our company in 2015 and serves as our Chief Operating Officer. During years 2007-2010, he was member of our Board of Directors and had served as our Vice President and Treasurer. Before rejoining our company in 2015, he was Chief Operating Officer at Excel Maritime since 2011, reporting directly to the Board of Directors. In addition, Mr. Koutsoubelis was the group financial director of the Restis Group of Companies and also Chairman of the Board of Golden Energy Marine Corp. Furthermore, he was a member of the Board of Directors of First Business Bank, South African Marine Corp S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure, he joined International Reefer Services S.A., a major shipping company, as financial director. In the past, he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He was Vice President of the Board of the Association of Banking and Financial Executives of Hellenic Shipping and was a governor in the Propeller Club Port of Piraeus.

Dimitris D. Papadopoulos became our chief financial officer in November 2013 having served in the same position from 2007 to 2008. Mr. Papadopoulos started his career with Citigroup in New York from 1968 to 1970, in the European credit division, and was later posted in Athens from 1970 to 1975, where he left as general manager of corporate finance to join Archirodon Group Inc. There he served as financial and administration vice president from 1975 to 1991, which included the financial supervision of the Group's shipping division, the Konkar Group. He served as chairman and chief executive officer of the group's U.S. arm, Delphinance Development Corp. from 1984 to 1991. In addition to its real estate development, oil and gas development and venture capital investments, Delphinance owned several U.S. contracting companies engaged in both the public and private sectors, with special expertise in harbor and marine works. In 1991, he assumed the position of managing director of Dorian Bank, a full-charter commercial and investment bank in Greece, where he served until 1996. From 1996 until 1998 and from 2000 until 2001, he was a freelance business consultant. From 1998 to 1999, he served as managing director of Porto Carras S.A., a resort hotel in Northern Greece. Later, as executive vice president at the Hellenic Investment Bank, from 1999 to 2000, he was responsible for developing the bank's new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations. From 2004 until April 2007, Mr. Papadopoulos served as president of Waterfront Developments S.A. As a Fullbright grantee, Mr. Papadopoulos studied economics at Austin College, Texas (B.A. and "Who's Who amongst Students in American Colleges and Universities" - 1968) and did graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.

Dimitris K. Filippas became our Deputy Chief Financial Officer in April 2014. Mr. Filippas has been the finance manager for Free Bulkers S.A. since 2007.   Mr. Filippas has substantial experience in the ship finance field. He holds a BSc in Banking and International Finance from Cass Business School and a Master’s Degree in Shipping Business with Distinction from LGU.

Maria Badekas holds a Master of Law from University of Cambridge (UK) and a Bachelor in English and European Laws from Essex University (UK). From 2001 to 2003 she was a political expert to the European Commission, DG Development. From 2003 to 2005, she was a special advisor to the Mayor of Athens and participated in the preparation of the Athens 2004 Olympic Games (international affairs and public relations). Between 2005 and 2006, she was a special advisor to the Minister of the Hellenic Ministry of Foreign Affairs, and from 2006 to 2009, she was a special advisor to the General Secretary for European Affairs of the Hellenic Ministry of Foreign Affairs.

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Keith Bloomfield joined our Board of Directors in 2010. He has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP. Mr. Bloomfield earned an LL.M. (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated summa cum laude with a B.A. in History from Tulane University.

Xenophon Galinas joined our Board of Directors in 2012. From July 2011 to July 2012, Mr. Galinas served as a managing director of Rodman & Renshaw LLC, an investment banking firm. Prior to joining Rodman & Renshaw, Mr. Galinas was a Managing Director and Head of Shipping at the investment banking firm of Morgan Joseph TriArtisan LLC, from September 2009 to June 2011. From February 2007 to August 2009, he served as a non-Executive Chairman of Manhattan Group Partners LLC, a New York-based merchant banking firm focused exclusively on shipping and transportation. From November 1986 to December 1998, he served as President of Olympic Tower Associates, Executive Vice President of Central American Steamship, Inc., and was a member of the Board of Directors of Williston S.A., all of which were management and business operating arms of the Alexander S. Onassis Public Benefit Foundation. Mr. Galinas served for 12 years as head of the Onassis Group’s business activities in the U.S. Mr. Galinas received a M.S. in Marine Engineering from the University of Michigan at Ann Arbor, and an MBA in finance from New York University.

Focko H. Nauta joined our Board of Directors in 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.

Dimitrios Panagiotopoulos joined our Board of Directors in 2007. He was manager at the Non-Performing Customers - Gen. Division of EUROBANK S.A. from March 2014 until June 2015. Previously, he was the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he served from April 2004 until February 2014. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a master’s of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.

CORPORATE GOVERNANCE

Board Responsibilities, Structure and Requirements

Our Board of Directors oversees, counsels and directs management in our long-term interests and those of our shareholders. The Board’s responsibilities include:

●	Evaluating the performance of, and selecting, our President and Chief Executive Officer and our other executive officers;

●	Reviewing and approving our major financial objectives and strategic and operating plans, business risks and actions;

●	Overseeing the conduct of our business to evaluate whether the business is being effectively managed; and

●	Overseeing the processes for maintaining the integrity of our financial statements and other publicly disclosed information in compliance with law.

Ion G. Varouxakis serves as both Chairman of the Board and as our President and Chief Executive Officer. The Board believes that the combined role of Chairman of the Board and President and Chief Executive Officer is the appropriate leadership structure for us at this time. This leadership model provides efficient and effective leadership of our business, and the Board believes Mr. Varouxakis is the appropriate person to lead both our Board and the management of our business.

We encourage our directors to attend formal training programs in areas relevant to the discharge of their duties as directors. We reimburse directors for all expenses they incur in attending such programs.

All of our directors are expected to comply with our Code of Business Conduct and Ethics and our Insider Trading Policy.

Meetings and Committees of the Board of Directors

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2015, our Board of Directors held 2 meetings and also approved certain actions  by unanimous written consent. All of our directors attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served. We strongly encourage all directors to attend our annual meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

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The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that each member of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, corporate governance and nominating committees and corporate governance guidelines are posted in the “Corporate Governance” section of our website at  www.freeseas.gr , and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our audit committee consists of Messrs. Nauta, Panagiotopoulos and Galinas, each of whom is an independent director. Mr. Nauta has been designated the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the NASDAQ Marketplace Rules.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the NASDAQ Marketplace Rules and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Panagiotopoulos and Bloomfield, each of whom is an independent director. The compensation committee reviews and approves the equity compensation of our executive officers. Currently, we do not pay cash compensation to our executive officers. We have entered into services agreements with Free Bulkers, S.A. and OpenSeas Maritime S.A., (the “Managers”), which are entities controlled by Mr. Varouxakis, pursuant to which they provide us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services.

Nominating Committee

Our nominating committee consists of Messrs. Galinas and Bloomfield, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

In connection with the selection and nomination process, the nominating committee, along with the full Board of Directors, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate's time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate's knowledge of the rules and regulations of the SEC and the NASDAQ Stock Market, and accounting and financial reporting requirements; (vi) the candidate's ability to satisfy the criteria for independence established by the SEC and the NASDAQ Stock Market; and (vii) the interplay of the candidate's experience with the experience of other Board members.

Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Corporate Governance Committee

Our corporate governance committee consists of Messrs. Bloomfield and Nauta, each of whom is an independent director. The corporate governance committee ensures that we have and follow appropriate governance standards.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee (i) has ever been an officer or employee of us, (ii) had any relationship requiring disclosure by us under SEC rules, or (iii) is an executive officer of another entity where one of our executive officers serves on the Board of Directors.

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Director Independence

Our securities are listed on the NASDAQ Stock Market and we are exempt from certain NASDAQ listing requirements including the requirement that our board be composed of a majority of independent directors. The Board of Directors has evaluated whether each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas is an “independent director” within the meaning of the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, as further required by the NASDAQ requirements, the Board of Directors made a subjective determination as to each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the Board of Directors reviewed and discussed information provided by each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Nauta, Panagiotopoulos, Bloomfield and Galinas is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties, but no less frequently than annually.

Shareholder Communication with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for shareholders to communicate in writing with members of the Board of Directors, any such communications received by the Company will be forwarded to our Board of Directors. Because our Board of Directors is relatively small, and our shares of common stock are not widely held, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. The corporate governance committee is responsible for overseeing these guidelines and making recommendations to the Board concerning corporate governance matters. Among other matters, the guidelines address the following items concerning the Board and its committees:

●	Director qualifications generally and guidelines on the composition of the Board and its committees;

●	Director responsibilities and the standards for carrying out such responsibilities;

●	Board committee requirements;

●	Director compensation;

●	Director access to management and independent advisors;

●	Director orientation and continuing education requirements; and

●	CEO evaluation, management succession and CEO compensation.

Role of Board in Risk Oversight

We have a risk management process in which management is responsible for managing our risks and the Board and its committees provide review and oversight in connection with these efforts. Risks are identified, assessed and managed on an ongoing basis by management and addressed during periodic senior management meetings, resulting in both Board and committee discussions and public disclosure, as appropriate. The Board is responsible for overseeing management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board administers this risk oversight function either through the full Board or through one of its standing committees, each of which examines various components of our enterprise risks as part of its responsibilities. An overall review of risk is inherent in the Board’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting, financial reporting, enterprise resource planning, and collectability of receivables), legal and compliance risks and other risk management functions. The other Board committees are involved in the risk assessment process as needed.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors is responsible for the review and approval of “related party transactions” between us and our executive officers, directors or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater shareholder of us since the beginning of our last fiscal year and their immediate family members. Our policies require that each of our directors and executive officers bring any related party transactions to our attention before we enter into the transaction. Upon full disclosure of the details of the proposed transaction to the full Board, the full Board, with the interested director abstaining, considers and votes on the proposed transaction.

Managers

The vessels owned and the vessels sold and leased back by the Company receive management services from the Managers (Free Bulkers S.A. and OpenSeas Maritime S.A., respectively), pursuant to ship management agreements between each of the subsidiaries and the Managers.

Each of the Company’s subsidiaries pays, as per its management agreement with the Managers, a monthly management fee of $18,975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendent attendance and other direct expenses.

The Company also pays Free Bulkers and OpenSeas Maritime a fee equal to 1.25% of the gross freight or hire from the employment of the Company’s vessels. In addition, the Company pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by the Company with the assistance of Free Bulkers and OpenSeas Maritime. On February 18, 2014 the Company sold the M/V Free Knight, a 1998-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600,000 and the vessel was delivered to her new owners. In this respect, the Company paid Free Bulkers $36,000 relating to the sale of the M/V Free Knight during the year ended December 31, 2014.

On September 16, 2014, the Company sold the M/V Free Jupiter a 2002-built, 47,777 dwt Handymax dry bulk carrier for a gross sale price of $12,250,000 and subsequently entered into a long term bareboat charter with the vessel’s new owners. In this respect, the Company paid Free Bulkers $122,000 relating to the sale of the M/V Free Jupiter during the year ended December 31, 2014.The vessel has been renamed to Nemorino and chartered by the Company for seven years at a rate of $5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to its owners. The vessel was managed by OpenSeas Maritime. On September 9, 2015, a settlement agreement was executed by the Company and the owners of M/V Nemorino with regards to disputes that arose in connection with the bareboat charter dated September 11, 2014. According to the terms of the settlement agreement, both the Company and the owners of M/V Nemorino released each other from any claim, discontinued the arbitration proceedings and agreed that the Company is entitled to receive, upon sale of the M/V Nemorino by its owners to a buyer acting in cooperation or associated with the Company, 20% of any net sale proceeds above $7,000,000, such milestone amount to be reduced by any net profits resulting from any operations of the vessel prior to a sale.

On September 24, 2014, the Company sold the M/V Free Impala, a 1997-built, 24,111 dwt Handysize dry bulk carrier for a gross sale price of $3,600,000 and the vessel was delivered to her new owners. Substantially all the proceeds have been used to reduce outstanding indebtedness with the National Bank of Greece (NBG), which had a mortgage on the vessel. In this respect, the Company paid Free Bulkers $36,000 relating to the sale of the M/V Free Impala during the year ended December 31, 2014. During the year ended December 31, 2013, there were no vessel disposals. In addition, the Company has incurred commission expenses relating to its commercial agreement with Free Bulkers amounting to $36,000, $104,000 and $174,000 for the year ended December 31, 2014, 2013 and 2012, respectively.

On May 20, 2015, the M/V Free Hero, 1995-built, 24,318 dwt Handysize dry bulk carrier and the M/V Free Goddess, 1995-built, 22,051 dwt Handysize dry bulk carrier, were sold for a gross sale price of $5,500,000 each, and the Company’s subsidiaries have entered into long-term bareboat agreements for such vessels with purchase options at a daily hire rate of $1,100 per vessel. The vessels have been renamed to Fiorello and Figaro, respectively, and are managed by OpenSeas Maritime. In this respect, the Company owes Free Bulkers an aggregate of $110,000 relating to the sale of the M/V Free Hero and M/V Free Goddess.

On June 10, 2015 the Company acquired a 51% controlling stake in the newly formed Standcorp International Limited (“Standcorp”). The rest of the shares are owned by non-affiliated entities associated with the Marvin group of companies, whose extensive experience for over twenty years has focused in the operation and ownership of tanker vessels. Standcorp will engage in the commercial operation of product and crude oil tankers covering a large array of sizes, by contracting them through time charter or bareboat charter arrangements, and subsequently deploying them in the spot market or in fulfillment of contract cargoes. The Company intends to operate in generic markets but also to focus on a number of niche markets, such as West Africa. In addition, the Company shall, depending on market conditions, commercially operate dry-bulk carriers either chartered-in, acquired, or through services agreements with affiliated Owners, including the Company’s tonnage.

The Company also pays, as per its services agreement with Free Bulkers, a monthly fee of $136,000 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2015 would be approximately $60,080.

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Fees and expenses charged by the Managers are included in the Company’s consolidated financial statements in “Management and other fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel” and “Vessel impairment loss”. The total amounts charged for the year ended December 31, 2015, 2014, and 2013 amounted to $2,800,597 ($1,070,160 of management fees, $1,635,300 of services fees, $87,800 of superintendent fees and $7,337 for other expenses) $3,528,000 ($1,605,000 of management fees, $1,650,000 of services fees, $265,000 of superintendent fees and $8,000 for other expenses), $3,133,000 ($1,490,000 of management fees, $1,499,000 of services fees, $131,000 of superintendent fees and $13,000 for other expenses), and respectively.

The “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $474,000 recognized as stock-based compensation expense for the issuance of 3 shares of the Company’s common stock to Free Bulkers in payment of $271,000 in unpaid fees due to Free Bulkers for January 2013 under the management and services agreements with the Company. In addition, the “Management and other fees to a related party” and the “General and administrative expenses” for the year ended December 31, 2013 include the amount of $954,000 recognized as gain for the issuance of 44 shares of the Company’s common stock to Free Bulkers in payment of $2,168,000 in unpaid fees due to Free Bulkers for the months of February through September 2013 and the issuance of 2 shares of the Company’s common stock to the non-executive members of its Board of Directors, in payment of $120,000 in unpaid Board fees for the first, second and third quarter of 2013.

The balance due from the Manager as of December 31, 2015 and December 31, 2014 was $nil and $433,000 respectively. The amount paid to the Manager for office space during the year ended December 31, 2015, 2014 and 2013 was $140,000, $148,000 and $147,000, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations.

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SECURITY  OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the record date by each of our executive officers and directors, all of our executive officers and directors as a group, and each person or group of affiliated persons who was known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the record date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)
Ion G. Varouxakis (3)	9,612,353	9.24%
Kostas Koutsoubelis	8,333	*
Dimitris Papadopoulos	1,672	*
Dimitris Filippas	1,672	*
Xenophon Galinas	17	*
Focko Nauta	20	*
Dimitris Panagiotopoulos	20	*
Keith Bloomfield	20	*
Maria Badekas	1,672	*

All directors and executive officers as a group (nine persons)	9,625,779	9.25%

Crede CG III, Ltd. (4)	4,540,071	9.9%

* Less than 1%.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o FreeSeas Inc., 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.
(2)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Percentages shown are based on 104,074,720 shares of common stock outstanding as of the record date.
(3)	Includes 33,712 shares held directly by Mr. Varouxakis, 48 shares owned by The Mida's Touch S.A., a Marshall Islands corporation wholly-owned by Mr. Varouxakis and 9,578,593 shares owned by Free Bulkers S.A., which Mr. Varouxakis has voting and dispositive power for shares owned by that entity. Does not include 1 share owned of record by V Estates S.A., which is controlled by his father, or 1 share owned of record by his mother, as to which shares he disclaims beneficial ownership.
(4)	Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2015.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our common stock.

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COMPENSATION OF MANAGEMENT AND DIRECTORS

Director Compensation

The total gross cash compensation paid for each of the years ended December 31, 2014 and 2015 to our directors was $40,000 and $nil, respectively. Starting from the fourth quarter in 2015, we have reduced the fee we pay to each of our non-executive directors to $3,000 per quarter, except that if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Our directors received shares of common stock in addition to directors’ fees in 2013.

Management Compensation

The Company currently does not pay any cash compensation to the Company’s executive officers, including our President and Chief Executive Officer and our Chief Financial Officer. Instead, the Company has entered into amended and restated services agreements with the Managers, pursuant to which the Company pays the Managers a monthly fee of $136,275 for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, including the services of the Company’s President and Chief Executive Officer and Chief Financial Officer, plus expenses.

In January and September 2013, we issued 6 and 44 shares of the Company’s common stock, respectively, to the Manager in payment of unpaid fees due to the Manager, under the management and services agreements with us. The number of shares to be issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. All of the foregoing shares are restricted shares under applicable U.S. securities laws.

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our President and Chief Executive Officer or our Chief Financial Officer. Instead, their services are provided pursuant to the terms of amended and restated services agreements with the Managers. Pursuant to the terms of these services agreements, we pay the Managers a monthly fee of $136,275 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, plus expenses. The Managers are also entitled to a termination fee if the agreements are terminated upon a “change of control” as defined in the services agreements. See “Certain Relationships and Related Transactions—Manager.”

In determining the amount to be paid to the Managers under the services agreement, our Board of Directors considers the costs incurred and expected to be incurred by the Managers in providing the services within industry standards.

From time to time, the compensation committee also considers the appropriateness of granting to our directors, executive officers and certain key employees of the Managers restricted shares of our common stock, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our shareholders. In determining the amount of these grants, the compensation committee considers the then-current market price of our common stock, the aggregate share holdings of our directors, management and key employees of the Managers, the results of the Company’s operations for the year, and the contribution of the Board, management and the Managers to the Company’s results. On July 9, 2013 and September 20, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 16 and 45 shares of its common stock, respectively, to officers and employees of the Manager as bonuses for their commitment and hard work during adverse market conditions.

On October 14, 2013, the Company issued 44 shares of its common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February - September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which is the date the management and services fees were due and payable. In addition, the Company also issued an aggregate of 2 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarters of 2013.

On November 10, 2014, the Company pursuant to the recommendation of the Company’s Compensation Committee and the Board of Directors’ approval, issued an aggregate of 471 shares of its common stock to officers, directors and employees as an incentive for their commitment and hard work during adverse market conditions. In addition, the Company issued an aggregate of 18 shares of its common stock to its non-executive members of its Board of Directors in payment of $80 in unpaid Board fees for the second and third quarters of 2014. Subject to the provisions of a restricted stock award granted to the holders by the Company pursuant to its Amended 2014 Plan, 49 shares of its common stock vested on May 10, 2015, 132 shares of its common stock vested on November 10, 2015 and 132 shares of its common stock will vest on November 10, 2016.

On November 17, 2015, the Company pursuant to the approval of the Company’s Compensation Committee, issued an aggregate of 50,000 shares of its common stock to officers and employees as an incentive for their commitment and hard work during adverse market conditions.

COMPENSATION COMMITTEE REPORT

Our compensation committee has reviewed the Compensation Discussion and Analysis and approved its inclusion in this Proxy Statement.

THE COMPENSATION COMMITTEE

/s/ Dimitris Panagiotopoulos
/s/ Keith Bloomfield

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REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management.

2.	The audit committee has discussed with RBSM LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.	The audit committee has received the written disclosures and the letter from RBSM, LLP, required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with RBSM LLP their independence.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2014, for filing with the SEC.

THE AUDIT COMMITTEE

/s/ Focko Nauta
/s/ Xenophon Galinas
/s/ Dimitris Panagiotopoulos

ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE

The Company files annual reports and other information with the SEC. You may read and copy any document that the Company files at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov, from which interested persons can electronically access the Company’s SEC filings.

This proxy statement incorporates by reference our annual report on Form 20-F for the year ended December 31, 2014 that we have previously filed with the SEC.  The Form 20-F contains important information about us and our financial condition and a copy is being delivered together with this proxy statement.

Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of proxy statements and any of the documents incorporated by reference in this document or other information concerning us, without charge, by written request directed to the attention of our Corporate Secretary at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece or from the SEC through the SEC’s website at the address provided above.  Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including this the Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at 011-30-210-452-8770 or by mail at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Special Meeting. If, however, any other business should properly come before the Special Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,

/s/ Maria Badekas
Maria Badekas, Secretary

Athens, Greece

March 15, 2016

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APPENDIX A

ARTICLES OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

FREESEAS INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATION ACT

The undersigned, Ion G. Varouxakis, President, Chairman and Chief Executive Officer of FreeSeas Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation, hereby certify:

1.	The name of the Corporation is: FREESEAS INC.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of April, 2004.

3.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of common stock:

“Effective as of 5:01 p.m., Marshall Islands time on ________ __, 201_ (12:01 a.m., New York time on _______ __, 201_), every ________ (__) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of common stock and the number and par value of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. [If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.]”

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This Amendment to the Articles of Incorporation was authorized by actions of the Board of Directors and Shareholders of the Corporation.

IN WITNESS WHEREOF, I have executed these Articles of Amendment on this ___ day of __________, 201_.

Ion G. Varouxakis
President, Chairman and CEO